Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-261436-05 and 333-261436

HONDA AUTO RECEIVABLES 2023-3 OWNER TRUST

JOINT BOOKRUNNERS: BofA (struc), BNP, MUFG, SMBC

CO-MANAGERS: ANZ, BNY, ING, JPM

ANTICIPATED CAPITAL STRUCTURE

CLS	$mm TOTAL	$mm OFFERED	WAL	SP/FTCH	EXP	LGL	BENCH	SPRD	YLD	CPN	$PRICE
A-1	409.600	389.120	0.29	A-1+/F1+	03/24	08/19/24	I-CURV	+18	5.626		100.00000
A-2	661.100	628.045	1.06	AAA/AAA	03/25	03/18/26	I-CURV	+46	5.788	5.71	99.99053
A-3	661.100	628.045	2.35	AAA/AAA	11/26	02/18/28	I-CURV	+65	5.481	5.41	99.97938
A-4	110.306	104.790	3.24	AAA/AAA	11/26	12/18/29	I-CURV	+75	5.359	5.30	99.99972

PRICING : Priced 8/15/23
BILL & DELIVER : BofA	DEAL SIZE : $1.75bln
EXPECTED RATINGS: S&P, Fitch	BBG TICKER : HAROT 2023-3	SSAP: HRT233
ERISA ELIGIBLE : Yes	FORMAT : SEC Registered
EXPECTED SETTLE : 8/22/23	FIRST PAY DATE: 9/18/23
MIN DENOMS : $1k x $1k	PXG SPEED : 1.3% ABS to 10% Call
CUSIPS A1 : 43815QAA5	Intexnet : bashond2303_upsize VY2A
A2 : 43815QAB3
A3 : 43815QAC1
A4 : 43815QAD9

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to prospectus_request@bofa.com. The securities may not be suitable for all investors. BofA Securities, Inc. and its affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.